UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of Aug 2024

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date August 12, 2024	By:	/s/ MAURICIO BOTERO WOLFF
	Name:	Mauricio Botero Wolff.
	Title:	Vice President of Finance

August 12, 2024

Medellin, Colombia

NOTICE OF EXTRAORDINARY MEETING OF HOLDERS OF SUSTAINABILITY-LINKED BONDS

Bancolombia S.A., as issuer of sustainability-linked bonds in the segundo mercado Exchange in Colombia, issued on October 25, 2022, has notified investors of an extraordinary meeting of holders of sustainability-linked bonds to be held virtually on Friday August 23, 2024 at 2:00 pm COT by means of a virtual meeting link to be sent to investors that demonstrate that they are holders of sustainability-linked bonds.

The proposed agenda for the meeting is as follows:

1.	Quorum verification
2.	Reading and approval of the agenda
3.	Appointment of the President and Secretary of the bondholders' meeting
4.	Election of the commission for the approval and signing of the minutes of the bondholders' meeting
5.	Presentation of the report prepared by the Issuer regarding the modification of sustainable performance indicator number 2.
6.	Reading of the second party opinion prepared by Sustainalytics on April 1, 2024.
7.	Voting and decision of bondholders on the modification proposal.
8.	Reading and approval of the minutes of the bondholders' meeting

The management of the company confirms that the necessary processes and authorizations were completed to call the meeting.

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Contacts
Julián Mora Gomez	Mauricio Botero Wolff	Catalina Tobon Rivera
Corporate VP	Financial VP	IR Director
Tel.: (57604) 4042436	Tel.: (57604) 4040858	Tel.: (57601) 4485950